Mr. Martin James

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Amsterdam, September 1, 2015

Re:	Koninklijke Philips N.V. – Form 20-F for the Fiscal Year Ended December 31, 2014 – Filed February 24, 2015 (File No. 001-05146-01)

Dear Mr. James,

Thank you for your letter dated August 4, 2015 setting forth comments regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2014 (the “2014 Form 20-F”) of Koninklijke Philips N.V. (“Philips” or the “Company”).

To facilitate your consideration of Philips’ response, we have included below the comments and have provided Philips’ response immediately following.

Philips acknowledges that (i) Philips is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) Philips may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Form 20-F for the Year Ended December 31, 2014

Item 18. Financial Statements

Note 19. Provisions

Litigation provisions, page 176

1.	In Note 26 on page 185, when discussing the Cathode Ray Tube legal proceedings, you disclose that you recognized in total a payable of EUR 509 million in 2012 and paid the amount in the first quarter of 2013. Please explain to us how this is correctly reflected in the table shown in this note, which only shows an addition of EUR 234 in 2012 and a utilization of EUR 17 in 2013.

Response:

As background information relevant to our responses to comments 1, 2 and 3 –we note that IAS 37 paragraph 10 defines a provision as a liability of uncertain timing or amount. Philips has applied this paragraph by presenting payables (including legal claim payables) for which, at balance sheet date, no uncertainty existed as to timing or amount as ‘Other liabilities’.

The payable of EUR 509 million was reflected as ‘Other Liability’ and not in Note 19 Provisions because of the application of IAS 37 paragraph 10. See additional explanation below.

On December 5, 2012, the European Commission issued a decision imposing fines on (former) CRT manufacturers including a fine of EUR 313 million on the Company and a fine of EUR 392 million jointly and severally on the Company and LG Electronics, Inc. The total fine for the Company was therefore EUR 509 million. Prior to the issuance of the decision of the European Commission no liability (provision or other) was recognized as the Company concluded and disclosed that, due to the considerable uncertainty associated with the related matter, potential losses could not be reliably estimated. After the issuance of the decision of the European Commission in December 2012 there was no uncertainty in relation to the amount or timing of payment of the imposed fines. Therefore, as mentioned in the background information above, the amount payable of EUR 509 million was recognized as a current liability in the December 31, 2012 balance sheet and not as a provision. Note 23 Other liabilities of the 2012 financial statements includes details of this payable in the December 31, 2012 balance sheet under the caption ‘Other current liabilities-Other liabilities’ (please refer to page 183 of the Form 20-F for the Year Ended December 31, 2012).

As the amount payable of EUR 509 million was recognized as a current liability in 2012, the subsequent payment in 2013 was not a utilization of a provision and therefore not reflected in the table shown in Note 19 Provisions.

Item 18. Financial Statements

Note 19. Provisions

Litigation provisions, page 176

2.	Similarly, we note from your disclosure on page 34 that litigation charges in 2014 were EUR 610, including the EUR 366 million related to the jury verdict in the Masimo litigation and EUR 244 million related to other legal matters. Please explain to us why the rollforward on page 176 only shows an addition of EUR 563 in 2014.

Response:

The additions to provisions on page 176 of EUR 563 million include the EUR 366 million related to the jury verdict in the Masimo litigation. Further, the majority of the balance of the remaining EUR 197 million relates to certain parts of the Cathode Ray Tube antitrust litigation as mentioned in Note 26 Contingent assets and liabilities for which parts the Company concluded it was able to make a reliable estimate of the cash outflow or was able to reach a settlement.

When the settlements were reached in respect of those parts of the Cathode Ray Tube antitrust litigation, the related existing provisions were transferred to ‘Other liabilities’ following the principles as mentioned in the background information in our response to comment 1. These transferred amounts are included in ‘Utilizations’ in the rollforward schedule on page 176. Settlement amounts in excess of the transferred provisions are reflected as an increase of ‘Other liabilities’ in Note 22. This explains the difference between the EUR 563 million presented in the rollforward schedule of provisions and the mentioned amounts of EUR 366 million related to the jury verdict in the Masimo litigation and EUR 244 million related to other legal matters.

Furthermore, Philips provided additional disclosure relating to the significance of the litigation charge relating to the Cathode Ray Tube antitrust litigation to the 2014 income from operations. Please see Note 6 Income from operations and then specifically the last table ‘Other business income (expenses)’ on Page 159 of the Form 20-F. In this note the Company discloses that the negative result of other remaining businesses of EUR 271 million mainly relates to certain parts of the Cathode Ray Tube antitrust litigation as mentioned in Note 26 Contingent assets and liabilities.

Note 22. Other Liabilities, page 183

3.	You disclose that the increase in the balance of other liabilities of EUR 249 million mainly relates to certain parts of the Cathode Ray Tube antitrust litigation for which you were able to reach a settlement. Please tell us why you have included these amounts in other liabilities instead of within litigation provisions shown in Note 19. Discuss how you considered the disclosures required by IAS 37.84 for this portion of the Cathode Ray Tube litigation.

Response:

Following the principles referred to in the background information provided in our response to comment 1, at the moment that settlement was reached for the mentioned parts of the Cathode Ray Tube antitrust litigation, the related existing provisions were transferred to ‘Other Liabilities’. These transfers are part of the utilization of EUR 170 million which is included in the rollforward schedule of Note 19 Provisions as required by IAS 37 paragraph 84. In Note 19 the Company disclosed that the majority of the EUR 170 million ‘Utilizations’ related to the Cathode Ray Tube antitrust litigation.

As of December 31, 2014 the payables in relation to the mentioned parts of the Cathode Ray Tube antitrust litigation for which the Company was able to reach a settlement were included as Other Liabilities. As disclosed in the last sentence of Note 22 Other Liabilities (page 183 of the Form 20-F) these payables include utilization of provisions previously recognized.

Note 26. Contingent Assets and Liabilities

Legal Proceedings, page 184

4.	We note your disclosure that you have only provided a discussion of the more significant cases in this note. Please tell us how you applied the guidance in IAS 37.85 and 37.86 in only providing disclosures with respect to the more significant cases. Tell us whether you opted not to disclose certain matters pursuant to IAS 37.92 and, if so, please explain how you complied with the minimum disclosures required by that guidance.

Response:

At the time of preparation of the financial statements, the Company reviews the cases for which the expected cash outflow is estimated as probable or possible. Based on an assessment of both quantitative and qualitative aspects, the more significant ones are selected for specific disclosure, which includes the elements mentioned in IAS 37 paragraphs 85 and 86. A more general disclosure is included, representing the aggregate of the cases that were not specifically disclosed. Reference is made to the first two sentences of the paragraph ‘Legal proceedings’ in Note 26.

In the 2014 financial statements Philips did not apply the exemption of IAS 37 paragraph 92.

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Please direct any questions or comments regarding this letter to me or Mrs Shalene Koster, Head of Technical Accounting and Oversight, at + 31 20 59 77 142. We are available to discuss any of the foregoing with you at your convenience, and we thank you again for your consideration of our response to the comments of the staff.

Very truly yours,

/s/ Ron Wirahadiraksa

Ron Wirahadiraksa

Executive Vice President and Chief Financial Officer

Copyholders SEC Comment Letter Mr. Ron Wirahadiraksa to Mr. Martin James –

September 1, 2015

Lynn Dicker

Kate Tillan

(Securities and Exchange Commission)

Delwin Witthoft

Shalene Koster

Marnix van Ginneken

Hessel Hilarides

(Koninklijke Philips N.V.)

John O’Connor

(Sullivan & Cromwell LLP)

Erik Weusten

(KPMG Accountants N.V.)